Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31		Years Ended December 31
(millions except ratio)	2018	2017	2017	2016	2015	2014
Income from continuing operations before income taxes and noncontrolling interests	$718	$265	$685	$1,401	$1,428	$1,559
Less: Equity in earnings on less than 50% owned entities	1	6	12	13	13	12
Add back fixed charges:
Interest on indebtedness	70	70	282	282	273	255
Interest on uncertain tax positions	—	—	—	—	—	4
Portion of rents representative of interest factor	10	8	33	28	33	40
Income as adjusted	$797	$337	$988	$1,698	$1,721	$1,846
Fixed charges:
Interest on indebtedness	$70	$70	$282	$282	$273	$255
Interest on uncertain tax positions	—	—	—	—	—	4
Portion of rents representative of interest factor	10	8	33	28	33	40
Total fixed charges	$80	$78	$315	$310	$306	$299
Ratio of earnings to fixed charges	10.0	4.3	3.1	5.5	5.6	6.2